UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-8503

AMERICAN SAVINGS BANK 401(K) PLAN

Hawaiian Electric Industries, Inc.

900 Richards Street, Honolulu, Hawaii 96813

REQUIRED INFORMATION

Financial Statements.  The statements of net assets available for benefits as of December 31, 2010 and 2009, and the statements of changes in net assets available for benefits for the years then ended, together with notes to financial statements, and PricewaterhouseCoopers LLP’s Report of Independent Registered Public Accounting Firm thereon, are filed as a part of this annual report, as listed in the accompanying index.

Exhibit.  The written consent of PricewaterhouseCoopers LLP with respect to the incorporation by reference of the Plan’s financial statements in registration statement No. 333-02103 on Form S-8 of Hawaiian Electric Industries, Inc. is filed as a part of this annual report and attached hereto as Exhibit 23.1.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN SAVINGS BANK 401(K) PLAN

Date: June 27, 2011	By:	HAWAIIAN ELECTRIC INDUSTRIES, INC.
PENSION INVESTMENT COMMITTEE
Its Named Fiduciary

	By:	/s/ Chester A. Richardson
Chester A. Richardson
Its Secretary

	By:	/s/ Richard F. Wacker
Richard F. Wacker
Its Member

AMERICAN SAVINGS BANK 401(k) PLAN

Financial Statements

December 31, 2010 and 2009

(With Report of Independent

Registered Public Accounting Firm Thereon)

AMERICAN SAVINGS BANK 401(k) PLAN

Index

December 31, 2010 and 2009

Exhibits

Exhibit 23.1 - Consent of PricewaterhouseCoopers LLP (Independent Registered Public Accounting Firm)

Note:  Other schedules required by Section 2520.103-10 of the U.S. Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (ERISA) have been omitted because they are not applicable.

[PricewaterhouseCoopers LLP Letterhead]

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

American Savings Bank 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the American Savings Bank 401(k) Plan (the “Plan”) at December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2 to the financial statements, during the year ended December 31, 2010 the Plan changed its classification and measurement of loans to participants.

/s/ PricewaterhouseCoopers LLP
Los Angeles, California

June 27, 2011

AMERICAN SAVINGS BANK 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009
Assets:
Plan interest in Master Trust
Investments, at fair value	$60,736,699	52,055,053
Notes receivable from participants	2,022,994	1,626,925
Employer contribution receivable	1,912,881	1,913,624
Total assets	$64,672,574	$55,595,602

Liabilities:
Accounts payable	3,366	2,792
Net assets available for benefits	$64,669,208	$55,592,810

The accompanying notes are an integral part of these financial statements.

AMERICAN SAVINGS BANK 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2010 and 2009

	2010	2009
Additions:
Additions to net assets attributable to:
Investment income
Plan interest in Master Trust
Net appreciation	$6,259,660	$8,264,430
Total investment income	6,259,660	8,264,430

Master Trust interest from particpants’ notes receivable	83,361	56,036

Contributions:
Participants	4,224,962	2,470,018
Employer	3,627,872	3,024,447
Rollover	361,655	186,684
Total contributions	8,214,489	5,681,149
Total additions	14,557,510	14,001,615
Deductions:

Distributions to participants	(5,469,218)	(3,239,429)

Administrative expenses and other	(11,894)	(8,280)
Total deductions	(5,481,112)	(3,247,709)

Net increase	9,076,398	10,753,906
Transfer from HEIRS Plan (Note 1)	-	42,716,369

Net change	9,076,398	53,470,275
Net assets available for benefits, beginning of year	55,592,810	2,122,535
Net assets available for benefits, end of year	$64,669,208	$55,592,810

The accompanying notes are an integral part of these financial statements.

AMERICAN SAVINGS BANK 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(1)         Plan Description

The American Savings Bank 401(k) Plan (the Plan or ASB Plan) was established by American Savings Bank, F.S.B. (ASB) effective January 1, 2008. The Plan is a defined contribution 401(k) plan that provides certain tax benefits to participating employees. ASB is the only participating employer in the Plan at this time.

On May 7, 2009, the Plan accounts of ASB participants were transferred from the Hawaiian Electric Industries Retirement Savings (HEIRS) Plan to newly created participant accounts in this Plan such that: (i) the sum of the participant account balances in the HEIRS Plan immediately prior to the transfer equalled the fair market value of the entire HEIRS Plan assets; (ii) the ASB participant account balances in the ASB Plan immediately after the transfer equalled the ASB participant account balances (including year-to-date investment income, interest on participant notes and contributions) in the HEIRS Plan immediately prior to the transfer; and (iii) the HEIRS Plan account balances for the participants who remained in the HEIRS Plan did not change because of the transfer.  The total value of transferred accounts was $42,716,369 (which included $1,279,880 of participant notes receivable and $56 in residual earnings). No funds were liquidated as a result of this transfer since assets of both plans are invested through the Hawaiian Electric Industries Retirement Savings Plan and the American Savings Bank 401(k) Plan Master Trust (Master Trust), and at the time of the transfer both plans offered the same investment options to their participants. All contributions, salary deferrals, and payments on notes receivable for ASB participants subsequent to this transfer date are posted to participant accounts in the ASB Plan.

The following description of the Plan provides general information solely for purposes of the Plan’s financial statements. Participants should refer to the Plan document for its detailed provisions, which are also summarized in the most recent prospectus for the Plan and in the summary plan description.

(a)         Administration of Plan Assets

The Hawaiian Electric Industries, Inc. Pension Investment Committee (PIC) is the “Administrator” of the Plan, as defined in ERISA. The compensation committee of the board of directors of ASB’s parent company, Hawaiian Electric Industries, Inc. (HEI), appoints, removes, and replaces the members of the PIC, which is comprised of officers of HEI or its subsidiaries. The PIC has appointed an Administrative Committee to oversee the day-to-day administration of the Plan, which includes the discretionary authority to interpret the Plan’s provisions. The PIC has also appointed an Investment Committee to oversee the day-to-day financial affairs of the Plan. The Investment Committee is responsible for monitoring the investment options offered under the Plan and for making any filings required by the U.S. Securities and Exchange Commission. The Administrative and Investment Committees are comprised of employees of HEI or its subsidiaries and are chaired by a member of the PIC.

AMERICAN SAVINGS BANK 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

ASB, HEI and the Plan pay the Plan’s administrative fees.  Expenses paid by ASB and HEI include legal and accounting fees and fees associated with the HEI Common Stock Fund and the ASB Money Market Account. Fees charged to the Plan are allocated to participant accounts. Participants may also be assessed interest and fees related to participant notes receivable and withdrawals.

(b)         Salary Reduction Contributions

For purposes of salary reduction (401(k)) contributions, all common law employees of ASB (other than leased employees) are eligible to participate in the Plan upon employment. Participation in the 401(k) portion of the Plan is voluntary for eligible employees.

All ASB participant salary reduction and catch-up contributions for participants age 50 or older were made to the HEIRS Plan from January 1, 2009 to April 2009.  These contributions were included in the account balances transferred to the Plan from the HEIRS Plan on May 7, 2009.

Effective with the payroll period ended May 1, 2009, ASB began to make salary reduction contributions to the Plan. Employees may make salary reduction contributions of up to 100% of available eligible compensation (i.e., compensation that is available after payroll taxes and other applicable withholdings) subject to a federal tax limit of $16,500 in 2010 and 2009. The limit is subject to adjustment for changes in the cost of living.

Participants who are age 50 or older, or who will reach age 50 during the year, may elect to make catch-up contributions, as defined in the Plan, subject to a federal tax limit of $5,500 in 2010 and 2009. The limit is subject to adjustment for changes in the cost of living.

For purposes of employee salary reduction contributions to the Plan, eligible compensation is defined as Box 1, W-2 earnings during the Plan year modified by (a) excluding fringe benefits, ASB Dollars (as defined in the Plan document), reimbursements, moving and other expense allowances, special executive compensation, signing bonuses, retention bonuses, service awards, and similar non-performance based awards, and (b) including non-taxable elective contributions made by ASB to the Plan, a cafeteria plan, or a pre-tax transportation spending plan. Special executive compensation is noncash compensation and non-qualified deferred compensation available only to a select group of management employees. Federal tax law limits the amount of annual compensation that may be taken into account in determining contributions to the Plan. For 2010 and 2009, the maximum limit was $245,000.  The compensation limit is subject to adjustment for increases in the cost of living.

Under the Internal Revenue Code (the Code), the Plan must satisfy certain tests designed to prohibit discrimination in favor of highly compensated employees. Each year, ASB must determine whether the contributions to the Plan satisfy these tests. If the tests are not satisfied, ASB will limit contributions to the Plan on behalf of highly compensated employees or distribute excess contributions to highly compensated employees to the extent necessary to meet the tests, or both.

(c)          Matching Contributions

After one year of service, ASB matches employee salary reduction contributions at the rate of 100% of the first 4% of eligible compensation deferred (AmeriMatch contributions). For AmeriMatch contributions (as defined in the Plan document), compensation is defined in the same way it is defined

AMERICAN SAVINGS BANK 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

for salary reduction contributions as described in note 1(b) above; however, compensation earned prior to an employee becoming eligible for AmeriMatch is not counted.

All AmeriMatch contributions for the period from January 1, 2009 to April 30, 2009 were made to the HEIRS Plan.  These AmeriMatch contributions were included in the account balances transferred to the Plan from the HEIRS Plan on May 7, 2009.  Effective with the payroll period ending May 1, 2009, ASB began to make AmeriMatch contributions to the Plan.

For 2010, ASB made matching contributions to the Plan of $1,702,702.  For 2009, ASB made matching contributions to the Plan of $1,110,822.

(d)         Employer Discretionary Contributions

The Plan also includes an annual discretionary profit sharing feature (known as AmeriShare). All employees hired on or before July 1 and employed on the last day of any Plan year are eligible to share in any AmeriShare allocation for that year. Exceptions to the “last-day requirement” are made for those who die, become disabled, or retire during the year. Retirement is defined as termination of employment either after (i) attaining age 65 or (ii) attaining age 55 and completing 10 years of service with ASB, HEI or any HEI subsidiary.  On February 8, 2011, the Board of Directors of ASB approved an AmeriShare contribution equal to 3.87% of 2010 eligible compensation for the 2010 Plan year. This AmeriShare contribution was deposited into eligible participant accounts on March 11, 2011. On February 11, 2010, the Board of Directors of ASB approved an AmeriShare contribution equal to 3.6% of eligible compensation for the 2009 Plan year. This AmeriShare contribution was deposited into eligible participant accounts on March 17, 2010.

For purposes of calculating any AmeriShare contribution, eligible compensation includes an eligible employee’s annual base salary or pay plus commissions paid during the Plan year, but excludes any amounts deferred to the American Savings Bank Select Deferred Compensation Plan or any other non-qualified deferred compensation plan that are not includible in the gross income of the employee for the taxable year.

(e)          Participant Accounts

Each participant has an individual account in the Plan, which may include one or more subaccounts. A participant’s benefits equal the vested balance in the participant’s account at the time of distribution. Each participant’s account is credited with the participant’s elective contributions, any AmeriMatch or AmeriShare contributions, and allocations of Plan earnings and gains or losses (whether realized or unrealized), and charged with an allocation of any administrative expenses paid by the Plan or charged directly to the participant’s account.  Individual expenses, such as fees associated with loans and distributions, are charged directly to a participant’s individual account.  Other administrative expenses, such as recordkeeping expenses, are paid through investment level expenses that are borne by participants in proportion to their investments in the designated investment alternatives. Participant accounts are valued at the end of each day that the New York Stock Exchange is open.

The Plan is intended to be an ERISA Section 404(c) plan, under which the fiduciaries of the Plan are relieved of liability for any losses that are the direct and necessary result of a participant’s or beneficiary’s exercise of control over the investments in his or her individual account. Participants are

AMERICAN SAVINGS BANK 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

responsible for investing all amounts in their accounts using investment options offered under the Plan and for the performance of such investments. The Plan currently offers various mutual funds and target-date funds, an ASB money market account, and a common stock fund that consists of shares of HEI common stock and short-term liquid investments. Participants may change their investment elections at any time. If a participant does not choose an investment option for any portion of the participant’s account, such amounts are automatically invested in the age-appropriate Fidelity Freedom K Fund specific to the participant’s normal retirement age or such other investment as the PIC may direct, pending other direction by the participant.

The portion of the Plan that is invested, pursuant to participant investment directions, in the HEI Common Stock Fund is designated as an employee stock ownership plan (ESOP). Amounts contributed to the Plan for investment in the HEI Common Stock Fund or transferred to the HEI Common Stock Fund from other investment alternatives become part of the ESOP component of the Plan.

There are two limitations on the amount a participant may invest in the HEI Common Stock Fund.  First, participants may not direct more than 20% of any contribution to the HEI Common Stock Fund. Second, participants and beneficiaries are prohibited from making transfers or exchanges from other investment alternatives into the HEI Common Stock Fund if the transfer or exchange would cause the participant’s or beneficiary’s investment in the HEI Common Stock Fund to exceed 20% of the participant’s or beneficiary’s total account balance.

(f)            Distributions

Distributions from participants’ accounts are generally made upon retirement, death, permanent disability, or other termination of employment. Active participants who attain age 59½ may begin making withdrawals while still employed by ASB.

Distributions may be made in a single lump sum (which in most cases can be rolled over to an IRA or other tax-qualified retirement plan), or a retired or terminated participant may elect to receive partial distributions (once per year) until the participant’s account has been distributed in full or the participant elects to receive a single-sum distribution of the remaining balance. Retired participants may also elect to receive required minimum distributions from the Plan.

Account balances of $5,000 or less are automatically distributed upon termination of employment. Any automatic distribution of more than $1,000 (but not more than $5,000) is made in the form of a direct rollover to an Individual Retirement Account (IRA) designated by the Administrative Committee, unless the participant requests a cash distribution or a direct rollover to an IRA or tax-qualified retirement plan of the participant’s choosing.

Distributions from the HEI Common Stock Fund are in the form of HEI common stock, with any fractional shares paid in cash or, if the participant so elects, cash. Distributions of HEI Stock Ownership Plan (HEISOP) subaccounts invested in the HEI Common Stock Fund may be made in installments, generally over a period of no more than five years, or may be made in a single lump sum (in stock or in cash).

The participant’s account will be reduced by any unpaid note balance at the time of distribution.

AMERICAN SAVINGS BANK 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(g)         Death Benefits

Upon the death of a participant, the full value in the participant’s account is payable as a death benefit to the participant’s designated beneficiary. Generally, a beneficiary has the same distribution options as the participant except that the death benefit must be paid in full by the end of the year that includes the fifth anniversary of the participant’s death. A married participant’s spouse is automatically the participant’s beneficiary, unless the participant designates someone else as the beneficiary with the spouse’s written consent. If a participant dies while receiving installment distributions from a HEISOP subaccount, the remaining installments will be paid to the participant’s beneficiary.

(h)         Withdrawals While Employed

Prior to termination of employment, a participant may request a withdrawal from his or her account in the event of hardship. Hardship is defined as an immediate and heavy financial need as a result of the following: (1) payment of tuition and related educational fees and room and board expenses for the next 12 months of postsecondary education incurred by the participant or the participant’s spouse, children, or other tax dependents; (2) the purchase of a participant’s principal residence (excluding mortgage payments); (3) payment of unreimbursed medical expenses incurred by the participant or the participant’s spouse, children, or other tax dependents that would be deductible under Section 213(d) of the Code (determined without regard to whether the expenses exceed 7.5% of adjusted gross income); (4) payment of funeral expenses for the participant’s parent, the participant’s spouse, the participant’s children, or other tax dependents; (5) payment to prevent eviction from a participant’s principal residence or foreclosure on a mortgage on the participant’s principal residence; or (6) payment of expenses for the repair of damage to the participant’s principal residence that would qualify for a casualty deduction under Section 165 of the Code (determined without regard to whether the loss exceeds 10% of adjusted gross income). A participant who receives a hardship withdrawal is prohibited from making additional pre-tax salary reduction contributions to the Plan for six months following the hardship withdrawal.

Upon request, a participant may withdraw tax-deductible voluntary contributions or after-tax contributions previously allowed under the Plan. These contributions are no longer permitted under the Plan.

Participants who elect to invest portions of their account balances in the HEI Common Stock Fund (the ESOP component of the Plan) may elect to receive cash distributions of periodic dividends attributable to such investments or may elect to have such dividends reinvested.

A participant who is age 59½ or older may elect to receive an in-service distribution from his or her account once per year.

(i)            Notes Receivable from Participants

Participants may borrow from their accounts.  All loans must be on commercially reasonable terms and be evidenced by a note. Effective May 7, 2009, existing participant notes for ASB participants were transferred to the Plan from the HEIRS Plan and participants were eligible to request new notes from the Plan.

AMERICAN SAVINGS BANK 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

The minimum note amount is $1,000 and the maximum amount of all notes under the Plan is limited to the lesser of $50,000, reduced by the highest outstanding note balance during the prior 12 months, or 50% of the participant’s eligible vested account balance. Note terms generally may not exceed 5 years, except that notes used to purchase a principal residence may have terms of up to 15 years. The interest rate on notes is set at the time a participant applies for the note. The interest rate is one percentage point above the Federal Reserve prime rate of interest as of the last working day of the month preceding the month the note is made. All outstanding notes are collateralized by 50% of the participant’s vested account balance, determined when a note is approved. Principal and interest payments are made rateably through payroll deductions. Participants are allowed up to two notes outstanding at any one time from the Plan.

(j)            Vesting

Participants are 100% vested in their account at all times.

(2)         Summary of Accounting Policies

(a)         Basis of Accounting

The Plan prepares its financial statements under the accrual method of accounting.

(b)         Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)          Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 3 for a discussion of fair value measurements. Net appreciation or depreciation in the fair value of investments includes realized and unrealized changes in the values of investments bought, sold, and held during the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(d)         Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions.

(e)          Payment of Benefits

The Plan records benefits when they are paid.

AMERICAN SAVINGS BANK 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(f)            Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

The Master Trust held common stock in HEI representing approximately 15% and 15.3% of the Plan’s net assets at December 31, 2010 and 2009, respectively.

(g)         Recent Accounting Standards

In April 2009, the Financial Accounting Standards Board (FASB) issued standards and other guidance that enhances disclosures regarding fair value measurements and impairment of securities. The standards provide guidance related to determining fair values when there is no active market or where the price inputs being used represent distressed sales. It provides guidelines for making fair value measurements more consistent with the principles presented in an earlier standard by reaffirming that the objective of fair value measurement is to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgement in determining fair values when markets have become inactive.

The Plan adopted these standards in 2009 and provided additional disclosures regarding fair value measurements. In connection with the adoption of the fair value measurement standards, the Plan adopted the provisions of Accounting Standards Update No. 2009-12, “Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent),” which allow for estimation of the fair value of investments in investment companies for which the investment does not have a readily determinable fair value, using net asset value per share or its equivalent as a practical expedient. The adoption of these standards did not have a material impact on the Plan’s financial statements.

In May 2009, the FASB established general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued, which provide: (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The Plan adopted the standards in 2009. The adoption of these standards did not have a material impact on the Plan’s financial statements.

In June 2009, the FASB issued a standard that established the Accounting Standards Codification (ASC) as the single source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Plan adopted this standard in 2009 and has eliminated or revised citations for previous standards in this report.

AMERICAN SAVINGS BANK 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, “Improving Disclosures about Fair Value Measurements,” which requires new fair value hierarchy disclosures and clarifies existing disclosures. Certain provisions are effective for the Plan in 2010, while other provisions are effective for the Plan in 2011. The Plan early adopted this standard in 2009, which did not have a material impact on the Plan’s financial statements.

In September 2010, the FASB issued Accounting Standards Update No. 2010-25, “Reporting Loans to Participants by Defined Contribution Pension Plans,” which stipulates that participant loans should be classified as notes receivable and measured at their unpaid principal balance plus any accrued but unpaid interest.  The Plan adopted this standard in 2010, and has reclassified the presentation of participant loans on the statement of net assets available for benefits and statement of changes in net assets available for benefits in the current Plan year, and retrospectively for 2009.

In May 2011, the FASB issued Accounting Standards Update 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRS),” which is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS.  The amendments are of two types: (i) those that clarify the FASB’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements.  The update is effective for annual periods beginning after December 15, 2011.  Plan management is in the process of evaluating the impact of the adoption of this update on the Plan’s financial statements.

(h)         Reclassifications

Participant loans previously included in investments of the Plan at December 31, 2009 and related interest for the year then ended have been reclassified in the statements of net assets available for benefits and changes therein to notes receivable from participant loans to conform to the current year presentation.

(i)             Subsequent Events

Management has evaluated subsequent events through the date the financial statements were issued.

(3)         Fair Value Measurements

(a)         Fair Value of Financial Instruments

The following is a description of the valuation methodologies used for assets measured at fair value.

ASB Money Market Account - Valued at cost which approximates fair value.

Mutual Funds - Valued at the net asset value of shares held by the Plan at year-end.

Hawaiian Electric Industries, Inc. Common Stock Fund - Invests primarily in shares of HEI common stock with a fractional amount invested in interest-bearing cash equivalents. Investment in HEI common stock is valued at the closing price on the last business day of the Plan year reported on the active market on which

AMERICAN SAVINGS BANK 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

the common stock is traded. Cash equivalents include investments in money market funds valued at net asset value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values, which may be materially affected by market conditions and other circumstances. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(b)         Fair Value Hierarchy

Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The following are the three levels of the fair value hierarchy under this standard:

•                  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

•                  Level 2 inputs are quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•                  Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level of input that is significant to the fair value measurement in its entirety.

(4)         Interest in Master Trust

Effective December 31, 2008, the Trust Agreement between Hawaiian Electric Industries, Inc. and Fidelity Management Trust Company was amended to include the Hawaiian Electric Industries Retirement Savings Plan and the American Savings Bank 401(k) Plan in a Master Trust.  As such, all of the Plan’s investments and notes receivable from participants are in the Master Trust. Each participating retirement plan has an undivided interest in the Master Trust which is affected by participants’ decisions with respect to their individual accounts. The assets of the Master Trust are held by Fidelity Management Trust Company (the Trustee).

The value of the Plan’s interest in the Master Trust is based on the beginning of the year value of the Plan’s interest in the Master Trust plus actual contributions, transfers and allocated investment income or loss less actual distributions and allocated administrative expenses. At both December 31, 2010 and 2009, the Plan’s interest in the net assets of the Master Trust was approximately 18%. Investment income and administrative

AMERICAN SAVINGS BANK 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

expenses relating to the Master Trust are allocated to the individual plans based upon the daily valuation of the balances invested by each plan.

The following table presents the assets of the Master Trust and the Plan’s interest in the Master Trust:

	2010	2009
Investments:
Mutual Funds	$240,788,781	$206,181,633
Common Stock Fund	66,847,584	62,729,741
Money Market Account	29,122,948	30,010,615
Total investments	336,759,313	298,921,989

Notes receivable from participants	7,077,334	6,254,128
	$343,836,647	$305,176,117

Plan interest in Master Trust:
Investments	60,736,699	52,055,053
Notes receivable from participants	2,022,994	1,626,925

The following table presents the income of the Master Trust:

	For the Year Ended
	2010	2009

Net appreciation in fair value of investments:
Mutual Funds	$23,270,231	$42,130,956
Common Stock Fund	5,635,313	(2,627,657)
Dividend/Interest Income	7,555,713	6,982,634
Total investment income	$36,461,257	$46,485,933

Interest from participant notes receivable	337,910	358,630

AMERICAN SAVINGS BANK 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

The following tables sets forth by level, within the fair value hierarchy, the Master Trust’s investments at fair value as of December 31, 2010 and 2009.

	December 31, 2010	Quoted prices in active markets for identical asssts (Level 1)	Significant other observable inputs (Level 2)

Investments:
Mutual Funds:
Money Market	$11,581,957	11,581,957	-
Bond	17,150,752	17,150,752	-
Balanced/Hybrid	25,181,147	25,181,147	-
Domestic Equity	125,016,633	125,016,633	-
International Equity	18,317,626	18,317,626	-
Lifecycle	43,540,666	43,540,666	-
Common Stock Fund	66,847,584	-	66,847,584
Money Market Account	29,122,948	-	29,122,948

Total	$336,759,313	240,788,781	95,970,532

	December 31, 2009	Quoted prices in active markets for identical asssts (Level 1)	Significant other observable inputs (Level 2)

Investments:
Mutual Funds:
Money Market	$12,916,949	12,916,949	-
Bond	14,163,018	14,163,018	-
Balanced/Hybrid	22,567,613	22,567,613	-
Domestic Equity	107,260,881	107,260,881	-
International Equity	17,127,961	17,127,961	-
Lifecycle	32,145,211	32,145,211	-
Common Stock Fund	62,729,741	-	62,729,741
Money Market Account	30,010,615	-	30,010,615

Total	$298,921,989	206,181,633	92,740,356

(5)         Plan Termination

Although it has not expressed any intent to do so, ASB has the right under the Plan to discontinue its contributions at any time or to terminate the Plan.

AMERICAN SAVINGS BANK 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(6)         Federal Income Taxes

The Plan and related trust are qualified under the Code and are exempt from federal income taxes under Sections 401(a) and 501(a) of the Code. On July 17, 2009, ASB submitted the April 24, 2009 restatement of the Plan to the Internal Revenue Service (IRS) for a determination letter. Although the Plan has not yet received a determination letter from the IRS, the Administrative Committee and ASB’s outside ERISA tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.  The new determination letter will not cover amendments made to the Plan since April 24, 2009.  ASB and its outside ERISA tax counsel believe that the most recent amendments meet applicable federal tax law requirements, but the next determination letter application covering those amendments is not expected to be made until January 2013.

Participants generally are not subject to federal income taxes on pre-tax contributions or on income or realized gains until a distribution from the Plan is made. However, pre-tax salary reduction contributions are subject to applicable employment taxes.

Participants’ income on after-tax contributions made prior to July 1, 1992, which were subsequently transferred to this Plan on May 7, 2009, is not subject to federal income taxes until a distribution from the Plan is made.

Distributions made before a participant reaches age 59½ are subject to a special 10% federal excise tax except for (1) distributions upon death or permanent disability of the participant; (2) distributions (after separation from service) that are part of a series of substantially equal periodic payments over the life of the participant or the joint lives of the participant and his or her beneficiary; (3) distributions after the participant separates from service after reaching age 55; (4) distributions to an alternate payee under a qualified domestic relations order; (5) distributions on account of extraordinary medical expenses; (6) dividends paid on employer stock and distributed in accordance with Section 404(k) of the Code; (7) distributions made on account of an IRS levy against a participant’s benefits; (8) distributions of certain excess amounts; and (9) distributions of elective deferrals to certain individuals called to active military duty.

Eligible rollover distributions that are not rolled over in a direct rollover are subject to 20% federal income tax withholding. Participants may not elect to forego such withholding. Hardship withdrawals and direct rollovers to another eligible plan or IRA are not subject to the 20% tax withholding.

Distributions are generally taxable to a participant (or other distributee) in the year of distribution, except for (1) amounts rolled over to another tax-qualified plan or IRA; (2) amounts representing net unrealized appreciation in shares of HEI common stock distributed in kind as part of a lump-sum distribution (unless the distributee elects to be currently taxed on such appreciation); and (3) distributions of after-tax contributions. Distributions in the form of HEI common stock are valued at fair market value for the purpose of determining the amount distributed, but the portion of such stock distributions representing net unrealized appreciation is not taxed until the distributee disposes of the stock (unless the distributee elects to be taxed at the time of distribution).

ASB is not aware of any violations of ERISA requirements that would jeopardize the Plan’s tax exempt status and, as of December 31, 2010, has concluded that there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.

AMERICAN SAVINGS BANK 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

The Plan is periodically audited by the IRS and the DOL; however, there are currently no audits in progress. The Company believes that the Plan is no longer subject to income tax examinations for years prior to 2007.

(7)         Related-Party Transactions

Certain Plan investments represent shares of mutual funds managed by Fidelity Management and Research Company (FMR). Fidelity Management Trust Company (FMTC), an affiliate of FMR, is the Trustee of the Plan, and therefore, transactions with FMR qualify as party-in-interest transactions.

Fees charged to the Plan and currently paid for by ASB and HEI for record-keeping services provided by Fidelity Investments Institutional Operations Company, Inc., an affiliate of both FMR and FMTC, amounted to approximately $15,000 and $41,000 for the years ended December 31, 2010 and 2009, respectively.

Plan participants may elect to invest in the ASB Money Market Account. ASB is the Plan sponsor, and therefore, these transactions are considered party-in-interest transactions.  There is a statutory exemption from the prohibited transaction rules under ERISA for investments in the ASB Money Market Account.

Plan participants may also elect to invest in the HEI Common Stock Fund, which consists of shares of HEI common stock and short-term liquid investments. Since HEI is the Plan sponsor, investments in the HEI Common Stock Fund are party-in-interest transactions under the prohibited transaction rules of ERISA for which a statutory exemption exists. During the year ended December 31, 2010, the Master Trust made purchases of 530,598 shares of HEI Common Stock for a total purchase price of $9.7 million and sales of 574,096 shares of HEI Common Stock for total sales proceeds of $10.5 million.  During the year ended December 31, 2009, the Master Trust made purchases of 124,075 shares of HEI Common Stock for a total purchase price of $1.8 million and sales of 160,871 shares of HEI Common Stock for total sales proceeds of $2.4 million.